Thomas L. Tran
Senior Vice President & Chief Financial Officer
December 28, 2012

VIA EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F. Street, N.E.
Washington, DC 20549
Facsimile: (202) 772-9217

RE:	WellCare Health Plans, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 15, 2012
Form 8-K dated October 31, 2012
Filed October 31, 2012
File No. 001-032209

Dear Mr. Rosenberg:

We are in receipt of the Staff’s comment letter dated December 13, 2012 with respect to WellCare Health Plans, Inc.’s (the “Company’s”) Form 10-K for the fiscal year ended December 31, 2011 filed on February 15, 2012 (the “Form 10-K”) and its Form 8-K dated October 31, 2012 filed October 31, 2012 (the “Form 8-K”) File No. 001-32209.  For ease of reference, we have set forth the Staff’s comments and the Company’s related responses below.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings.  We also acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to our filings and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2011
Notes to Consolidated Financial Statements
Note 11. Commitments and Contingencies, page F-26
Indemnification Obligations, page F-28

1. Please provide us with proposed disclosure to be included in future periodic filings that describes the material terms of the indemnification agreements to pay legal fees and related expenses for current and former directors, officers, and associates. In your disclosure identify the matters covered by these agreements for the five individuals that were criminally indicted in 2011. If material, disclose the total amount incurred to date related to your indemnification agreements.

Company response:  We respectfully note the Staff’s comment.  We also note for the Staff that we have included the amount incurred regarding advancement of fees and expenses in “Selling, general and administrative expense” and discussed these amounts in the Form 10-K under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Summary of Consolidated Financial Results—Selling, general and administrative expense” and referred the reader to the discussion under Part I, Item 3 – Legal Proceedings.

Mr. Jim B. Rosenberg Division of Corporate Finance December 28, 2012 Page 2 of 5

We have also disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Overview—Financial Impact of Government Investigation and Litigation” in the Form 10-K the aggregate amount of administrative expense incurred with respect to the investigations and related matters since the inception of the investigations through December 31, 2011, which includes the advancement of fees and expenses incurred.

Nonetheless, in response to the Staff’s comment, we propose to include the following disclosure in our future periodic filings.  Please note that the numbers below are in thousands, consistent with our footnote disclosure for the Form 10-K.

In addition, we have included only the aggregate amount of fees and expenses advanced to the five individuals criminally indicted in 2011.  We believe this disclosure is appropriate because such amount represents the material portion of such advances and the difference between the amount advanced to only the five individuals and all others is not and is not expected in the future to be, in our view, material to investors in our Company.

“Indemnification Obligations

        Under Delaware law, our charter and bylaws and certain indemnification agreements to which we are a party, we have an obligation to indemnify, or we have otherwise agreed to indemnify, certain of our current and former directors, officers and associates with respect to current and future investigations and litigation, including the matters discussed in this Note 11. The indemnification agreements for our directors and executive officers with respect to events occurring prior to May 2009 provide that the Company shall indemnify an indemnitee to the fullest extent permitted by law if the indemnitee was or is or becomes a party to or witness or other participant in any proceeding by reason of any event or occurrence related to the indemnitee’s status as a director, officer, employee agent or fiduciary of the Company or any of its subsidiaries and all expenses, including attorney’s fees, judgments, fines, settlement amounts and interest and other charges, and any taxes as a result of the receipt of payments under the indemnification agreement, provided that the Company shall not indemnify the indemnitee if it would not be permitted under applicable law.  The Company is required to advance all expenses incurred by the indemnitee. The Company is entitled to be reimbursed by an indemnitee if the indemnitee is not permitted to be reimbursed under applicable law after a final judicial determination is made with respect thereto and all rights of appeal have been exhausted or lapsed.

We amended and restated our indemnification agreements in May 2009.  The revised agreements apply to our officers and directors with respect to events occurring after that time.  Pursuant to the 2009 indemnification agreements, the Company is required to indemnify the indemnitee against all expenses, including attorney’s fees, judgments, penalties, fines, settlement amounts and any taxes imposed as a result of payments made under the indemnification agreement incurred in connection with any proceedings that relate to the indemnitee’s status as a director, officer or employee of the Company or any of its subsidiaries or any other enterprise that the indemnitee was serving on at the request of the Company or any of its subsidiaries.   The Company is also required to indemnify for expenses incurred by the indemnitee if an indemnitee, by reason of his or her corporate status, is a witness in any proceeding.  Further, the Company is required to indemnify for expenses incurred by an indemnitee in defense of a proceeding to the extent the indemnitee has been successful on the merits or otherwise.  Finally, if the indemnitee is involved in certain proceedings as a result of the indemnitee’s corporate status, the Company is required to advance the indemnitee’s reasonable expenses incurred in connection with such proceeding, subject to the requirement that the indemnitee repay the expenses if it is ultimately determined that the indemnitee is not entitled to be indemnified.  The Company is not obligated to indemnify an indemnitee for losses incurred in connection with any proceeding if a determination has not been made by the Board of Directors, a committee of disinterested directors or independent legal counsel in the specific case that the indemnitee has satisfied any standards of conduct required as a condition to indemnification under Section 145 of the Delaware General Corporation Law.

Mr. Jim B. Rosenberg Division of Corporate Finance December 28, 2012 Page 3 of 5

Pursuant to our obligations, we have advanced, and will continue to advance, legal fees and related expenses to three former officers and two additional associates who were criminally indicted in connection with the government investigations of the Company that commenced in 2007 of various federal criminal healthcare fraud charges including conspiracy to defraud the United States, false statements relating to health care matters, and health care fraud in connection with their defense of criminal charges. The trial is scheduled to begin in the first quarter of 2013.

We have also previously advanced legal fees and related expenses to these five criminally-indicted individuals regarding disputes in Delaware Chancery Court related to whether the Company was legally obligated to advance fees or indemnify certain of these executives; the class actions titled Eastwood Enterprises, L.L.C. v. Farha, et al. and Hutton v. WellCare Health Plans, Inc. et al. filed in federal court; six stockholder derivative actions filed in federal and state courts between October 2007 and January 2008; an investigation by the Commission; and an action by the Commission filed in January 2012 against Messrs. Farha, Behrens and Bereday.  The Delaware Chancery Court cases have concluded. The class actions were settled and dismissed in May 2011.  In 2010, the stockholder derivative actions were settled and the Company has been realigned as the plaintiff to pursue its claims against Messrs. Farha, Behrens and Bereday.  These actions, as well as the action by the Commission have been stayed until the conclusion of the criminal trial.

In connection with these matters, we have advanced to the five criminally-indicted individuals legal fees and related expenses of approximately $97,555 from the inception of the investigations to September 30, 2012.  These amounts have been expensed as incurred and included in  investigation-related administrative costs of selling, general and administrative expense incurred in connection with the investigations and related matters.

In August 2010, we entered into an agreement and release with the carriers of our directors and officers (“D&O”) liability insurance relating to coverage we sought for claims relating to the previously disclosed government investigations and related litigation. We agreed to accept payment of $32,500 in satisfaction of the $45,000 face amount of the relevant D&O insurance policies and the carriers agreed to waive any rights they may have to challenge our coverage under the policies.  As a result, we have exhausted our insurance policies related to reimbursement of our advancement of fees related to these matters.

Mr. Jim B. Rosenberg Division of Corporate Finance December 28, 2012 Page 4 of 5

The continuing cost of our obligations to the five criminally-indicted former employees in connection with their defense of criminal charges is expected to be significant and may continue for a number of years. The total amount of these costs and the estimated range of possible loss are not estimable and, accordingly, these costs are continuing to be expensed as incurred.

Our indemnification obligations and requirements to advance legal fees and expenses may have a material adverse effect on our financial condition, results of operations and cash flows.”

Other Lawsuits and Claims, page F-28

2. You disclose that “the actual outcome of these matters may differ materially from our current estimates and therefore could have a material adverse effect on our results of operations, financial position, and cash flows”. It appears that you have exposure to losses in excess of the amount accrued. Please provide us with proposed disclosures to be included in future periodic filings of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made as required by ASC 450-20-50-4.

Company response:  We respectfully note the Staff’s comment.  Regarding “Other Lawsuits and Claims,” we did not believe there was a reasonable possibility that we were exposed to a material loss or range of loss greater than the amount that had been estimated and accrued in our financial statements. The intent of our disclosure was merely to emphasize that the outcomes of legal actions cannot be predicted, and therefore, actual results may differ from those estimates. In future filings, we will clarify our disclosure to more clearly indicate whether or not there is a reasonable possibility that we could incur a material loss, either individually or in the aggregate, in excess of accrued amounts, if any.

We review relevant information with respect to litigation matters and we update our estimates of reasonably possible losses and related disclosures for purposes of Forms 10-Q and 10-K based on such reviews. In cases where there is a reasonable possibility of incurring material losses, either individually or in the aggregate, in excess of accrued amounts, we will provide an estimate of the additional loss or range of loss, or indicate that we are unable to make such an estimate. In those cases where we cannot make an estimate, we will discuss the specific factors that prevent us from making such an estimate.

We propose to include the following disclosure in future filings, assuming we conclude there is no reasonable possibility of additional material loss in excess of accrued amounts, with new or revised language underlined:

“Other Lawsuits and Claims

Separate and apart from the legal matters described above, we are also involved in other legal actions in the normal course of our business, including, without limitation, wage and hour claims and provider disputes regarding payment of claims. Some of these actions seek monetary damages, including claims for liquidated or punitive damages, which are not covered by insurance. We review relevant information with respect to litigation matters and we update our estimates of reasonably possible losses and related disclosures for purposes of Forms 10-Q and 10-K based on such reviews. We accrue an estimate for contingent liabilities, including attorney’s fees related to these matters, if a loss is deemed probable and is estimable. Currently, we do not expect that the resolution of any currently pending actions, either individually or in the aggregate, will differ materially from our current estimates or have a material adverse effect on our results of operations, financial position, and cash flows. However, the outcome of any legal actions cannot be predicted, and therefore, actual results may differ from those estimates.”

Mr. Jim B. Rosenberg Division of Corporate Finance December 28, 2012 Page 5 of 5

Form 8-K dated October 31, 2012
Exhibit 99.1

3. The reconciliations of GAAP selected data in your press release presents non-GAAP adjustments on the face of GAAP consolidated statements of comprehensive income which result in non-GAAP statements of comprehensive income. Please provide us proposed revised disclosure to be included in future filings that removes any non-GAAP financial statements.

Company response:  We respectfully note the Staff’s comment.  In our future filings, we will present a revised reconciliation of GAAP selected data in our press release that removes non-GAAP statements of comprehensive income in a format similar to the presentation in Exhibit A.

If you have any questions or if you require additional information, please contact me at (813) 206-1770. PDF transmissions may be sent to me at Tom.Tran@WellCare.com.

Sincerely,

/s/ Thomas L. Tran
Thomas L. Tran
Senior Vice President and Chief Financial Officer
WellCare Health Plans, Inc.

Exhibit A

WELLCARE HEALTH PLANS, INC.
SUPPLEMENTAL INFORMATION (Continued)

Reconciliation of Certain GAAP Financial Information Associated with
Government Investigation-related Matters
(unaudited; dollars in thousands, except per share data)

The Company reports adjusted operating results on a non-GAAP basis to exclude certain expenses that management believes are not indicative of longer-term business trends and operations.  Following is certain financial information for the three months and nine months ended September 30, 2012 and 2011, as determined under GAAP, reconciled to the adjusted financial information for the same periods.

	For the Three Months Ended September 30, 2012				For the Three Months Ended September 30, 2011
	GAAP	Adjustments		Adjusted (Non-GAAP)	GAAP	Adjustments		Adjusted (Non-GAAP)
Selling, general, and administrative expense	$176,797	$(12,202)	(a) (b)	$164,595	$160,591	$(7,814)	(a) (b)	$152,777
Interest expense	$1,016	–		$1,016	$3,648	$(2,812)	(c)	$836
Income tax expense	$24,065	$4,332	(d)	$28,397	$51,721	$5,730	(d)	$57,451
Net income	$38,287	$7,870		$46,157	$88,255	$4,896		$93,151

Net income per share:
Basic	$0.89	$0.18		$1.07	$2.06	$0.11		$2.17
Diluted	$0.87	$0.18		$1.05	$2.03	$0.12		$2.15

(a)
Investigation-related legal, accounting, and other costs: Administrative expenses associated with the government investigations and related litigation amounted to $11.4 million and $7.3 million, respectively, in the three months ended September 30, 2012 and 2011.

(b)
Liability for government investigation-related litigation resolution:  Based on the status of government investigation-related litigation, the Company recorded expense of $0.8 million and $0.5 million, respectively, in the three months ended September 30, 2012 and 2011.

(c)
Investigation-related interest expense:  The Company’s tradable unsecured subordinated notes issued in connection with the final resolution of the settlement of the securities class action that was associated with the government investigations incurred $2.8 million in interest expense in the three months ended September 30, 2011.

(d)
Income tax expense:  Had the Company not recorded the government investigation related items described above, the Company estimates that its Income tax expense would be increased by $4.3 million and $5.7 million, respectively, in the three months ended September 30, 2012 and 2011, based on the effective income tax rates applicable to adjusted (non-GAAP) results.

WELLCARE HEALTH PLANS, INC.
SUPPLEMENTAL INFORMATION (Continued)

Reconciliation of Certain GAAP Financial Information Associated with
Government Investigation-related Matters
(unaudited; dollars in thousands, except per share data)

	For the Nine Months Ended September 30, 2012				For the Nine Months Ended September 30, 2011
	GAAP	Adjustments		Adjusted (Non-GAAP)	GAAP	Adjustments		Adjusted (Non-GAAP)
Selling, general, and administrative expense	$497,493	$(37,457)	(a) (b)	$460,036	$458,612	$(30,670)	(a) (b)	$427,942
Interest expense	$3,163	–		$3,163	$3,823	$(2,812)	(c)	$1,011
Income tax expense	$83,123	$15,452	(d)	$98,575	$109,309	$14,652	(d)	$123,961
Net income	$135,961	$22,005		$157,966	$179,185	$18,830		$198,015

Net income per share:
Basic	$3.16	$0.51		$3.67	$4.19	$0.44		$4.63
Diluted	$3.11	$0.50		$3.61	$4.14	$0.43		$4.57

(a)
Investigation-related legal, accounting, and other costs: Administrative expenses associated with the government investigations and related litigation amounted to $34.4 million and $23.9 million, respectively, in the nine months ended September 30, 2012 and 2011.

(b)
Liability for government investigation-related litigation resolution:  Based on the status of government investigation-related litigation, the Company recorded expense of $3.0 million and $6.8 million, respectively, in the nine months ended September 30, 2012 and 2011.

(c)
Investigation-related interest expense:  The Company’s tradable unsecured subordinated notes issued in connection with the final resolution of the settlement of the securities class action that was associated with the government investigations incurred $2.8 million in interest expense in the nine months ended September 30, 2011.

(d)
Income tax expense:  Had the Company not recorded the government investigation related items described above, the Company estimates that its Income tax expense would be increased by $15.5 million and $14.7 million, respectively, in the nine months ended September 30, 2012 and 2011, based on the effective income tax rates applicable to adjusted (non-GAAP) results.

WELLCARE HEALTH PLANS, INC.
SUPPLEMENTAL INFORMATION (Continued)

Reconciliation of Administrative Expense Ratios
(Unaudited; dollars in thousands)

The Company reports administrative expense ratio on an adjusted or non-GAAP basis modified to reflect the impact of Medicaid premium taxes and expenses associated with government investigations and related litigation on this ratio.

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2012	2011	2012	2011

Total premium revenue:
As determined under GAAP	$1,816,377	$1,541,926	$5,414,131	$4,499,686
Medicaid premium taxes	(20,581)	(18,869)	(61,048)	(55,838)
Total premium revenue net of Medicaid premium taxes (Non-GAAP)	$1,795,796	$1,523,057	$5,353,083	$4,443,848

Administrative expense ratio:
As determined under GAAP	9.7%	10.4%	9.2%	10.2%
Impact of Medicaid premium taxes	0.1%	0.1%	0.1%	0.1%
Excluding Medicaid premium taxes	9.8%	10.5%	9.3%	10.3%
Selling, general and administrative expense adjustments(a)	(0.6)%	(0.5)%	(0.7)%	(0.7)%
Adjusted (Non-GAAP)	9.2%	10.0%	8.6%	9.6%

(a)
Results from expenses associated with government investigation-related legal, accounting, and other costs, as well as liabilities for litigation resolution for each of the respective periods, which dollar amounts are disclosed on the schedules above.